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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.            )

INFORMATION HOLDINGS INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

456727 10 6

(CUSIP Number)

Darren Pocsik, Esq.
The Thomson Corporation
Metro Center, One Station Place
Stamford, Connecticut 06902
Telephone: (203) 539-8000

with a copy to:

J. D. Weinberg, Esq.
Covington & Burling
1330 Avenue of the Americas
New York, New York 10019
Telephone: (212) 841-1037

(Name, Address and Telephone Number
of Person Authorized to Receive Notices and Communications)

June 28, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456727 10 6

1	Name of Reporting Person I.R.S. Identification No. of Above Person The Thomson Corporation, I.R.S. Identification No. 98-0176673

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Ontario, Canada

7 Sole Voting Power None

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8 Shared Voting Power 8,804,762 shares of Common Stock(1) 9 Sole Dispositive Power None

10 Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,804,762 shares of Common Stock(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

13	Percent of Class Represented by Amount in Row (11) 41.3%(2)

14	Type of Reporting Person (See Instructions) CO

(1)
Beneficial ownership of the shares of common stock ("Common Stock") of Information Holdings Inc. ("IHI") referred to herein is being reported hereunder solely because The Thomson Corporation ("Thomson") may be deemed to have beneficial ownership of such shares as a result of the voting and proxy agreement among Thomson, Warburg, Pincus Ventures, L.P. and Mason P. Slaine, described in Items 3 and 4 below. Of the 8,804,762 shares of Common Stock, 400,000 are issuable upon the exercise of outstanding options that are vested and exercisable by Mr. Slaine. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Thomson that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)
The calculation of the foregoing percentage is based on 20,917,073 shares of Common Stock issued and outstanding as of June 27, 2004, as represented by IHI in the Merger Agreement (as defined below), and the issuance of 400,000 shares of Common Stock upon the exercise of outstanding options that are currently vested and exercisable, as identified in note 1 above.

Item 1.    Security and Issuer

        The class of equity securities to which this statement on Schedule 13D (this "Schedule 13D") relates is the common stock, par value $0.01 per share (the "Common Stock"), of Information Holdings Inc., a Delaware corporation ("IHI"). The principal executive offices of IHI are located at 2777 Summer Street, Suite 602, Stamford, Connecticut 06905.

Item 2.    Identity and Background

        (a)   This Schedule 13D is filed by The Thomson Corporation, an Ontario, Canada corporation ("Thomson").

        (b)   The address of the principal office of Thomson is Metro Center, One Station Place, Stamford, Connecticut 06902.

        (c)   Thomson is a leading provider of integrated information solutions to business and professional customers. Thomson organizes its operations in four market groups that are structured on the basis of the customers they serve. Thomson Legal & Regulatory is a leading provider of integrated information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies. Thomson Learning is a leading provider of tailored learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals. Thomson Financial is a leading provider of financial products and information solutions to the global financial services industry, including brokers, financial planners and corporate executives. Thomson Scientific & Healthcare is a leading provider of information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces.

        (d)   Neither Thomson, nor, to Thomson's knowledge, any person named on Schedule A hereto during the last five years has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)   Neither Thomson, nor, to Thomson's knowledge, any person named on Schedule A hereto during the last five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    To Thomson's knowledge, each of the individuals identified on Schedule A hereto is a citizen of Canada, except that Messrs. Cullen, Daleo, Denning, Hall, Harrington, Martin, Opperman, Schlosser, Shaffer and Smith and Ms. Stanley are citizens of the United States.

        Set forth on Schedule A hereto is the name, business address and present principal occupation or employment of each of the directors, executive officers and controlling persons of Thomson as of the date hereof.

Item 3.    Source and Amount of Funds or Other Consideration

        Pursuant to an Agreement and Plan of Merger dated as of June 28, 2004 (the "Merger Agreement"), by and among Thomson, IHI and Thyme Corporation, a Delaware corporation and a wholly-owned indirect subsidiary of Thomson ("Merger Sub"), and subject to the conditions set forth therein, it is contemplated that Merger Sub will be merged with and into IHI (the "Merger"). At the effective time of the Merger (the "Effective Time"), the separate corporate existence of Merger Sub will cease and IHI will continue as the surviving corporation (sometimes referred to herein as the "Surviving Corporation") and a wholly-owned indirect subsidiary of Thomson.

        As a condition and inducement for Thomson to enter into the Merger Agreement and in consideration thereof, certain stockholders of IHI (collectively, the "Stockholders") entered into a voting and proxy agreement dated as of June 28, 2004, with Thomson (the "Voting Agreement") whereby such Stockholders agreed to vote all of the shares of Common Stock beneficially owned by each of them at any IHI stockholders meeting and in any action by written consent of the stockholders of IHI (a) in favor of the Merger, the Merger Agreement, transactions contemplated by the Merger Agreement and any actions required in furtherance thereof, (b) against any takeover proposal and any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of IHI under the Merger Agreement or of such Stockholder under the Voting Agreement and (c) against any other action or proposal involving IHI or any of its subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone, frustrate, nullify or adversely affect any provision of the Merger Agreement, the Voting Agreement or any other agreement related to the transactions contemplated by the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement or the Voting Agreement. Under the Voting Agreement, each Stockholder granted Thomson, or any nominee of Thomson, an irrevocable proxy to vote its shares of Common Stock subject to the Voting Agreement as described above.

        In the Merger, each share of Common Stock will be converted into the right to receive $28.00 in cash, without interest. The Merger is subject to certain conditions. References to, and descriptions of, the Merger and the Merger Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Schedule 13D. References to, and descriptions of the Voting Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Voting Agreement included as Exhibit 2 to this Schedule 13D.

Item 4.    Purpose of Transaction

        (a) - (b) The Voting Agreement was entered into as a condition to the willingness of Thomson to enter into the Merger Agreement. See the response to Item 3 for a more complete description of the Merger and the Voting Agreement. Pursuant to the terms of the Voting Agreement, any shares of capital stock of IHI acquired by the Stockholders after the date of the Voting Agreement and during the term of the Voting Agreement, whether upon the exercise of options and by means of purchase, dividend, distribution or otherwise, will be subject to the Voting Agreement. Accordingly, any such acquisition of shares of capital stock of IHI by any Stockholder may result in Thomson being deemed to acquire beneficial ownership of additional securities of IHI.

        As described in Item 3 above, this Schedule 13D relates to the proposed Merger of Merger Sub with and into IHI in a statutory merger pursuant to the applicable provisions of Delaware law. At the Effective Time, the separate existence of Merger Sub will cease and IHI will continue as the Surviving Corporation and a wholly-owned indirect subsidiary of Thomson. Each holder of outstanding Common Stock will receive, in exchange for each share of Common Stock held by such holder, the right to receive $28.00 in cash. The Merger is subject to various conditions, including the approval of the Merger and the Merger Agreement by the stockholders of IHI.

        Pursuant to the Voting Agreement, the Stockholders have agreed to vote all of the shares of Common Stock beneficially owned by them at any IHI stockholders meeting and in any action by written consent of the stockholders of IHI (a) in favor of the Merger, the Merger Agreement, transactions contemplated by the Merger Agreement and any actions required in furtherance thereof, (b) against any takeover proposal and any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of IHI under the Merger Agreement or of such Stockholder under the Voting Agreement and (c) against any other action or proposal involving IHI or any of its subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone, frustrate, nullify or adversely affect any provision of the Merger Agreement, the Voting Agreement or any other agreement related to the transactions contemplated by the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement or the Voting Agreement. Under the Voting Agreement, each Stockholder has irrevocably appointed Thomson, or any nominee of Thomson, as such Stockholder's true and lawful attorney and proxy (the "Attorney"). The name of each Stockholder and the number of Subject Shares beneficially owned by each Stockholder are set forth in Schedule I to the Voting Agreement. In exercising its right to vote the Subject Shares as proxy and true and lawful attorney of the Stockholders, the Attorney's rights are limited to voting the Subject Shares, or granting a consent or approval with respect to the Subject Shares, as described above. The Stockholders may vote the Subject Shares on all other matters.

        Pursuant to the Voting Agreement, each Stockholder has agreed, during the term of the Voting Agreement, that it will not, and will not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, or create or permit to exist any encumbrance on, the shares of Common Stock owned by the Stockholder.

        The purpose of the Voting Agreement is to assist Thomson and IHI in consummating the Merger and other transactions contemplated under the Merger Agreement.

        (c)   Not applicable.

        (d)   At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and the officers of IHI immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation.

        (e)   Other than as a result of the Merger described in Item 3 and above in this Item 4, not applicable.

        (f)    Not applicable.

        (g)   At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended as described in the Merger Agreement. Upon consummation of the Merger, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the bylaws of the Surviving Corporation.

        (h) - (i) After the closing of the Merger, Thomson intends to cause the Common Stock of IHI to be delisted from the New York Stock Exchange and such Common Stock shall become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

        (j)    Not applicable.

        References to, and descriptions of, the Merger and the Merger Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Schedule 13D. References to, and descriptions of the Voting Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Voting Agreement included as Exhibit 2 to this Schedule 13D.

Item 5.    Interest in Securities of the Issuer

        (a) - (b) As a result of the Voting Agreement, Thomson may be deemed to be the beneficial owner of 8,804,762 shares of Common Stock. Such Common Stock constitutes approximately 41.3% of the issued and outstanding shares of Common Stock based on 20,917,073 shares of Common Stock outstanding as of June 27, 2004 and the issuance of 400,000 shares of Common Stock that may be issued upon the exercise of outstanding options that are vested and exercisable. Thomson may be deemed to have the shared power to vote such shares with respect to the matters described above. However, Thomson (i) is not entitled to any rights as a stockholder of IHI as to the shares of Common Stock and (ii) disclaims beneficial ownership of the shares of Common Stock that are covered by the Voting Agreement.

        To Thomson's knowledge, except for John A. Tory, a director of Thomson who beneficially owns 4,000 shares of IHI Common Stock, no person listed in Schedule A hereto has an ownership interest in IHI.

        (c)   To Thomson's knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

        (d)   To Thomson's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock covered by the Voting Agreement.

        (e)   Not applicable.

Item 6.    Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

        Other than as described in Items 3, 4 and 5, the Merger Agreement and the exhibits hereto, including the Voting Agreement described herein, to the knowledge of Thomson, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of IHI, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits

        The following documents are filed as exhibits:

Exhibit	Title
1.	Agreement and Plan of Merger, dated as of June 28, 2004, by and among The Thomson Corporation, Thyme Corporation and Information Holdings Inc. (incorporated by reference from Exhibit 2.1 to the Information Holdings Inc. Form 8-K dated June 28, 2004 and filed with the Securities and Exchange Commission on June 29, 2004)
2.	Voting and Proxy Agreement, dated as of June 28, 2004, by and among The Thomson Corporation and certain stockholders of Information Holdings Inc.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE THOMSON CORPORATION
Dated: July 8, 2004
	By:	/s/ DEIRDRE STANLEY Name: Deirdre Stanley Title: Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit	Title
1.	Agreement and Plan of Merger, dated as of June 28, 2004, by and among The Thomson Corporation, Thyme Corporation and Information Holdings Inc. (incorporated by reference from Exhibit 2.1 to the Information Holdings Inc. Form 8-K dated June 28, 2004 and filed with the Securities and Exchange Commission on June 29, 2004)
2.	Voting and Proxy Agreement, dated as of June 28, 2004, by and among The Thomson Corporation and certain stockholders of Information Holdings Inc.

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF
THE THOMSON CORPORATION

        The following table sets forth the name, current business address, and current principal occupation or employment, of each director and executive officer of Thomson. Unless otherwise indicated, the business address of each person listed below is c/o The Thomson Corporation, Metro Center, One Station Place, Stamford, Connecticut 06902.

Name and Current Business Address	Director/Executive Officer of Thomson	Present Principal Occupation or Employment
David K.R. Thomson The Woodbridge Company Limited 65 Queen Street West Toronto, Ontario M5H 2M8 Canada	Chairman (Director)	Deputy Chairman of The Woodbridge Company Limited ("Woodbridge"), Thomson's principal shareholder
W. Geoffrey Beattie The Woodbridge Company Limited 65 Queen Street West Toronto, Ontario M5H 2M8 Canada	Deputy Chairman (Director)	President of Woodbridge
Richard J. Harrington	Director and Executive Officer	President and Chief Executive Officer of Thomson
Ron D. Barbaro	Director	Corporate director
Robert D. Daleo	Director and Executive Officer	Executive Vice President and Chief Financial Officer of Thomson
Steven A. Denning General Atlantic Partners Pickwick Plaza Greenwich, Connecticut 06830	Director	Managing Partner of General Atlantic Partners, LLC

John F. Fraser	Director	Corporate director
V. Maureen Kempston Darkes General Motors Corporation 2901 SW 149th Avenue, #400 Miramar, Florida 33027	Director	Group Vice President, General Motors Corporation and President of GM Latin America, Africa and Middle East
Roger L. Martin Rotman School of Management University of Toronto 105 St. George Street Toronto, Ontario M5S 3E6 Canada	Director	Dean of the Joseph L. Rotman School of Management at the University of Toronto
Vance K. Opperman Key Investment, Inc. 601 Second Avenue South Suite 5200 Minneapolis, Minnesota 55402	Director	President and Chief Executive Officer of Key Investment, Inc.
David H. Shaffer	Director and Executive Officer	Executive Vice President of Thomson and Chief Executive Officer of Thomson Financial
John M. Thompson TD Bank Financial Group TD Tower 66 Wellington Street West, 4th Fl. Toronto, Ontario M5K 1A2 Canada	Director	Chairman of the Board of The Toronto-Dominion Bank
Kenneth R. Thomson The Woodbridge Company Limited 65 Queen Street West Toronto, Ontario M5H 2M8 Canada	Director	Chairman of Woodbridge
Peter J. Thomson The Woodbridge Company Limited 65 Queen Street West Toronto, Ontario M5H 2M8 Canada	Director	Deputy Chairman of Woodbridge
Richard M. Thomson	Director	Corporate director

John A. Tory The Woodbridge Company Limited 65 Queen Street West Toronto, Ontario M5H 2M8 Canada	Director	President of Thomson Investments Limited, an affiliate of Woodbridge
Robert C. Cullen	Executive Officer	Executive Vice President of Thomson and President and Chief Executive Officer of Thomson Scientific & Healthcare
Brian H. Hall	Executive Officer	Executive Vice President of Thomson and President and Chief Executive Officer of Thomson Legal & Regulatory
Brian T. Martin	Executive Officer	Senior Vice President, Corporate Affairs of Thomson
Ronald H. Schlosser	Executive Officer	Executive Vice President of Thomson and President and Chief Executive Officer of Thomson Learning
James C. Smith	Executive Officer	Executive Vice President, Human Resources & Administration of Thomson
Deirdre Stanley	Executive Officer	Senior Vice President and General Counsel of Thomson

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EXHIBIT INDEX
Schedule A
DIRECTORS AND EXECUTIVE OFFICERS OF THE THOMSON CORPORATION